SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*



                           DEL GLOBAL TECHNOLOGY CORP.
                           ---------------------------
                                (Name of Issuer)


                                  Common Shares
                                  -------------
                         (Title of Class of Securities)


                                    245073101
                                    ---------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 245073101                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

------------ -------------------------------------------------------------------
(1)          Names of Reporting Persons/I.R.S. Identification Nos. of
             Above Persons (entities only)

             Leonard A. Trugman/Not applicable
------------ -------------------------------------------------------------------
(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
(3)          SEC Use Only
------------ -------------------------------------------------------------------
(4)          Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                    (5)  Sole Voting Power

                         0
                    ------------------------------------------------------------
                    (6)  Shared Voting Power
Number of
Shares                   14,597(1)
Beneficially        ------------------------------------------------------------
Owned               (7)  Sole Dispositive Power
by Each
Reporting                0
Person With         ------------------------------------------------------------
                    (8)  Shared Dispositive Power

                         14,597(1)
------------ -------------------------------------------------------------------
(9)          Aggregate Amount Beneficially Owned by Each Reporting Person

             15,303(1) (Mr. Trugman may be deemed the beneficial owner of 370 Common Shares owned directly by the FBO Trugman Family Trust and 336 Common Shares owned directly by his spouse.)
------------ -------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
------------ -------------------------------------------------------------------
(11)         Percent of Class Represented by Amount in Row (9)

             .1%
------------ -------------------------------------------------------------------
(12)         Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

----------

(1) This amount excludes the Common Shares underlying certain option that Del Global Techonologies Corp. has deemed to be cancelled. Mr. Trugman is currently contesting the cancellation of these options.

Item 1(a).          Name of Issuer:
                    ---------------

                    Del Global Technologies Corp.

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    ------------------------------------------------

                    One Commerce Park
                    Valhalla, New York 10595-1455

Item 2(a).          Name of Persons Filing:
                    -----------------------

                    Leonard A. Trugman ("Mr. Trugman").

                    Of the 15,303 Common Shares reported herein as being the deemed aggregate amount beneficially owned by Mr. Trugman, 14,597 Common Shares are held jointly with Mr. Trugman's spouse, 336 Common Shares are owned directly by his spouse and 370 Common Shares are owned directly by the FBO Trugman Family Trust (the "Trust"). Mr. Trugman serves as one of the two trustees of the Trust.

Item 2(b).          Address of Principal Business Office or, if None, Residence:
                    ------------------------------------------------------------

                    25 Grist Mill Lane
                    Upper Saddle River, New Jersey 07458

Item 2(c).          Citizenship:
                    ------------

                    United States

Item 2(d).          Title of Class of Securities:
                    -----------------------------

                    Common Stock

Item 2(e).          CUSIP Number:
                    -------------

                    245073101

Item 3.             Filing Category
                    ---------------

                    Not applicable

Item 4(a).          Amount Beneficially Owned:
                    --------------------------

                    15,303(2)

Item 4(b).          Percent of Class:
                    -----------------

                    .1%

Item 4(c).          Number of shares as to which the Reporting Person has:
                    ------------------------------------------------------

                    (i)   sole power to vote or direct the vote

                          0

                    (ii)  shared power to vote or direct the vote

                          14,597(2)

                    (iii) sole power to dispose or to direct the disposition of

                          0

                    (iv) shared power to dispose or to direct the disposition of

                          14,597(2)

Item 5.             Ownership of Five Percent or Less of a Class
                    --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.             Ownership of More Than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person
                    ------

                    Not applicable

Item 7.             Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company
                    ---------------

                    Not applicable

Item 8.             Identification and Classification of Members of the Group
                    ---------------------------------------------------------

                    Not applicable


----------

(2) This amount excludes the Common Shares underlying certain option that Del Global Techonologies Corp. has deemed to be cancelled. Mr. Trugman is currently contesting the cancellation of these options.

Item 9.             Notice of Dissolution of Group
                    ------------------------------

                    Not applicable

Item 10.            Certifications
                    --------------

                    Not applicable

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2003


                                        By: /s/ Leonard A. Trugman
                                            ------------------------------
                                            Leonard A. Trugman